UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated October 23, 2025, announcing the resolutions to be proposed at STMicroelectronics’ extraordinary general meeting of shareholders.

PR No: C3365C

STMicroelectronics Reports on Resolutions to be Proposed

at an Extraordinary General Meeting of Shareholders

Amsterdam, October 23, 2025 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the resolutions to be submitted for adoption at an Extraordinary General Meeting of Shareholders (EGM) which will be held in Amsterdam, the Netherlands, on December 18, 2025.

The resolutions proposed by the Supervisory Board are:

•	The appointment of Armando Varricchio, as member of the Supervisory Board, for a term expiring at the end of the 2028 AGM, in replacement of Maurizio Tamagnini, who resigned from the Supervisory Board in March 2025.

•	The appointment of Orio Bellezza, as member of the Supervisory Board, for a term expiring at the end of the 2028 AGM, in replacement of Paolo Visca, who resigned from the Supervisory Board in October 2025.

The record date for all shareholders to participate at the EGM will be November 20, 2025. The complete agenda and all relevant detailed information concerning the EGM, as well as all related EGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of October 23, 2025.

About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

Further information can be found at www.st.com.

INVESTOR RELATIONS

Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS

Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 23, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer